AUDITED FINANCIAL STATEMENTS

Summus, Ltd.

Years ended December 31, 1999, 1998 and 1997 with Report of Independent Auditors

                                  Summus, Ltd.

                              Financial Statements


                  Years ended December 31, 1999, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors ..............................................1
Report of Independent Auditors ..............................................2

Audited Financial Statements

Balance Sheets ..............................................................3
Statements of Operations.....................................................4
Statements of Shareholders' Equity (Deficit).................................5
Statements of Cash Flows.....................................................6
Notes to Financial Statements................................................7

                         Report of Independent Auditors


The Board of Directors
Summus, Ltd.

We have audited the accompanying balance sheet of Summus, Ltd. as of December 31, 1999 and the related statements of operations, shareholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summus, Ltd. at December 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred operating losses for each year during the three year period ended December 31, 1999 and has negative working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                    /s/ Ernst & Young LLP


March 31, 2000, except for Note 12
as to which the date is September 28, 2000

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Summus, Ltd.

We have audited the accompanying balance sheet of Summus, Ltd. as of December 31, 1998, and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Summus, Ltd. as of December 31, 1998, and the results of its operations, and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

As disclosed in Note 10, the 1998 financial statements have been restated to reflect the combination of Summus, Ltd. and Summus Technologies, Inc. in a manner similar to a pooling of interests, since the companies were under common control.


                                           /s/ Bauknight Pietras & Stormer, P.A.

March 24, 1999
Columbia, South Carolina

                                  Summus, Ltd.

                                 Balance Sheets


                                                                       DECEMBER 31
                                                                 1999                 1998
                                                             ------------         -----------
ASSETS
Current assets:
   Cash                                                      $    647,704         $   137,038
   Accounts receivable (net of allowance of $11,800))              59,314              24,487
   Receivable from related party                                  154,000                  --
   Other current assets                                            64,967              15,015
                                                             ------------         -----------
Total current assets                                              925,985             176,540

Furniture and equipment, net                                      610,787             179,457
Capitalized software development costs, net                       290,960             370,767
Investment in equity investee                                   4,361,579                  --
                                                             ------------         -----------
Total assets                                                 $  6,189,311         $   726,764
                                                             ============         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Accounts payable and accrued expenses                     $    330,179         $   133,600
   Compensation payable to shareholder                             91,050              96,382
   Deferred royalty revenue, current portion                      352,778                  --
   Short-term note payable                                             --             144,000
   Note payable, current portion                                  119,268                  --
   Capital lease obligations, current portion                     161,087              13,074
                                                             ------------         -----------
Total current liabilities                                       1,054,362             387,056

Capital lease obligations, net of current portion                 187,718              22,882
Note payable, net of current portion                               59,647                  --
Deferred royalty revenue, less current portion                  2,466,754                  --

Shareholders' equity (deficit):
   Common stock, $.0001 par value, 10,000,000 shares
     authorized, 1,196,489 and 571 shares issued and
     outstanding at December 31, 1999 and 1998                        118                 100
   Additional paid-in capital                                  13,804,378           3,432,578
   Accumulated deficit                                        (11,383,666)         (3,115,852)
                                                             ------------         -----------
Total shareholders' equity                                      2,420,830             316,826
                                                             ------------         -----------
Total liabilities and shareholders' equity                   $  6,189,311         $   726,764
                                                             ============         ===========

See accompanying notes.

                                  Summus, Ltd.

                            Statements of Operations


                                                             YEAR ENDED DECEMBER 31
                                                     1999               1998             1997
                                                 ------------       -----------       ----------
Revenue:                                         $    515,216       $   556,638       $  606,633

Cost of revenues                                      281,254         1,074,633          317,008
Selling, general and administrative expenses        3,364,278         1,917,220          342,833
Non-cash compensation charge                        2,670,050                --               --
Research and development                            1,142,435           421,685          211,338
                                                 ------------       -----------       ----------
Operating loss                                     (6,942,801)       (2,856,900)        (264,546)

Other income (expense):
   Gain on sale of stock of equity investee         2,314,390                --               --
   Equity in loss of equity investee               (3,447,110)               --               --
   Loss on disposal of assets                        (119,180)           (9,869)            (262)
   Interest income (expense)                           (5,239)          (14,455)         (15,617)
                                                 ------------       -----------       ----------
Other income (expense)                             (1,257,139)          (24,324)         (15,879)
                                                 ------------       -----------       ----------

Net loss                                         $ (8,199,940)      $(2,881,224)      $ (280,425)
                                                 ============       ===========       ==========

See accompanying notes.

                                  Summus, Ltd.

                  Statements of Shareholders' Equity (Deficit)


                                                                                                                       TOTAL
                                                                               ADDITIONAL                          SHAREHOLDERS'
                                                    NUMBER OF     COMMON        PAID-IN          ACCUMULATED           EQUITY
                                                      SHARES       STOCK        CAPITAL            DEFICIT            (DEFICIT)
                                      ------------------------------------------------------------------------------------------
Balance at December 31, 1996                          169,071         17           (67,422)            45,797            (21,608)
   Net loss                                                --         --                --           (280,425)          (280,425)
                                      ------------------------------------------------------------------------------------------
Balance at December 31, 1997                          169,071         17           (67,422)          (234,628)          (302,033)
   Net loss                                                --         --                --         (2,881,224)        (2,881,224)
   Sale of common stock                               831,000         83         3,500,000                 --          3,500,083
                                      ------------------------------------------------------------------------------------------
Balance at December 31, 1998                        1,000,071        100         3,432,578         (3,115,852)           316,826
   Repurchase of common stock                             (71)        --          (200,499)           (67,874)          (268,373)
   Common stock issued in exchange for
     investment in equity investee                    132,888         13         7,902,254                 --          7,902,267
   Issuance of common stock for services               53,401          5         2,670,045                 --          2,670,050
   Net loss                                                --         --                --         (8,199,940)        (8,199,940)
                                      ==========================================================================================
Balance at December 31, 1999                        1,186,289       $118      $ 13,804,378       $(11,383,666)      $  2,420,830
                                      ==========================================================================================


See accompanying notes.

                                  Summus, Ltd.

                            Statements of Cash Flows

                                                            1999             1998             1997
                                                        ------------      -----------      -----------
OPERATING ACTIVITIES
Net loss                                                $ (8,199,940)     $(2,881,224)     $  (280,425)
   Adjustments to reconcile net loss to net cash
     (used in) provided by operating activities:
       Depreciation and amortization                         262,295          244,495          163,226
       Loss on disposal of assets                            119,180            9,869              262
       Gain on sale of investment in equity investee      (2,314,390)              --               --
       Non-cash compensation charge                        2,670,050               --               --
       Loss on investment in equity investee               3,447,110               --               --
       Changes in operating assets and liabilities:
         Accounts receivable                                 (34,827)        (110,033)          21,107
         Receivable from related party                      (154,000)              --               --
         Accounts payable and accrued expenses               127,779          (12,046)         199,301
         Deferred revenue                                         --          (31,018)         (46,982)
         Other current assets                                (49,952)         (15,015)              --
                                                        ------------      -----------      -----------
Net cash (used in) provided by operating activities       (4,126,695)      (2,794,972)          56,489

INVESTING ACTIVITIES
Proceeds from deferred revenue                             2,250,000               --               --
Proceeds from sale of investment in equity investee        2,977,500               --               --
Purchases of property and equipment                         (318,289)        (205,100)         (34,668)
Capitalized software development costs                            --         (307,490)        (165,756)
                                                        ------------      -----------      -----------
Net cash provided by (used in) investing activities        4,909,211         (512,590)        (200,424)

FINANCING ACTIVITIES
Capital contributions                                             --        3,500,000               --
Proceeds from short-term borrowings                               --           25,000          125,000
Principal payments on short-term borrowings                 (233,458)         (76,000)         (25,294)
Principal payments on capital lease obligations              (38,392)         (16,219)         (10,060)
                                                        ------------      -----------      -----------
Net cash (used in) provided by financing activities         (271,850)      (3,432,781)          89,646
                                                        ------------      -----------      -----------
Increase in cash                                             510,666          125,219          (54,289)
Cash and cash equivalents at beginning of year               137,038           11,819           66,108
                                                        ------------      -----------      -----------
Cash and cash equivalents at end of year                $    647,704      $   137,038      $    11,819
                                                        ============      ===========      ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest                                  $     21,792      $    14,455      $    15,617
                                                        ============      ===========      ===========
SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITY
Assets acquired under capital leases                    $    351,241      $    44,965      $        --
                                                        ============      ===========      ===========
Acquisition of common stock of equity investee
in exchange for common stock and
deferred revenue                                        $  8,459,298      $        --      $        --
                                                        ============      ===========      ===========
Repurchase of common stock with a note payable          $    268,373      $        --      $        --
                                                        ============      ===========      ===========

See accompanying notes.

                                  Summus, Ltd.

                          Notes to Financial Statements

                                December 31, 1999




1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summus, Ltd. ("Summus" or the "Company") markets proprietary software products for image and video compression for license to third party software developers and others. The Company also performs research and development under various contracts with the U. S. government and others.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements for the year ended December 31, 1999, the Company has incurred a net loss of $8,199,940, has an accumulated deficit of $11,383,666, and has experienced negative cash flows from operations. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period of time. The financial statements presented herein do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing and ultimately to attain profitability. The Company is actively promoting its product line and pursuing additional financing from third parties. However, there can be no assurance that management's plans will be executed as anticipated.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                                  Summus, Ltd.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company recognizes revenue on time and materials consulting projects at the time services are rendered based upon the terms of individual contracts.

The Company follows the provisions of AICPA Statement of Position 97-2, "Software Revenue Recognition", as amended by AICPA Statement of Position 98-9 "Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions." Revenues from software license fees and hardware sales are generally recognized upon delivery provided that a contract has been executed, the vendor fee is fixed or determinable, no significant vendor obligations or uncertainties surrounding customer acceptance remain, and collection of the resulting receivable is deemed probable.

FURNITURE AND EQUIPMENT

Furniture and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the assets (generally three to seven years) using the straight-line method.

RECLASSIFICATIONS

Certain 1998 and 1997 balances have been reclassified to conform to the 1999 presentation. The reclassifications had no impact on net loss or shareholders' equity (deficit).

                                  Summus, Ltd.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

During 1999 and 1998, revenue from the U.S. Government and related entities represented 76%, 72% of total revenue, respectively.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its trade accounts receivable. Collateral is generally not required.

At certain times, cash on deposit in the bank may exceed the limit on insured deposits.

SOFTWARE DEVELOPMENT COSTS

Capitalization of software development costs begins with the establishment of technological feasibility of new or enhanced software products. Technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding and testing that is necessary to establish that the software product can be produced to meet design specifications including functions, features and technical performance requirements. All costs incurred prior to establishing technological feasibility of a software product are charged to research and development expense as incurred.

The Company amortizes capitalized software development costs on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the estimated remaining economic life of the software products, generally three years. Amortization begins when the product is available for general release to customers. During 1999, the Company capitalized $136,837 of costs incurred related to product development that met the criteria for capitalization. Capitalized software development costs are presented net of accumulated amortization of $634,199, $417,554 and $229,906 as of December 31, 1999, 1998
and 1997, respectively. Amortization expense related to software development costs of $216,644 for the year ended December 31, 1999 is included in the cost of revenues in the accompanying statement of operations.

                                  Summus, Ltd.

1. DESCRIPTION OF BUSINESS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

INCOME TAXES

The Company uses the liability method to account for income taxes. Under this method, deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established if and when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31:

                                             1999              1998
                                          ---------         ---------

    Computer equipment                    $ 596,400         $ 126,483
    Computer software                        45,623            49,661
    Automobiles                                  --            18,395
    Furniture and office equipment           23,379            72,757
                                          ---------         ---------
                                            665,402           267,296
    Less accumulated depreciation           (54,615)          (87,839)
                                          ---------         ---------
                                          $ 610,787         $ 179,457
                                          =========         =========

3. LEASES

The Company leases equipment and office space under long-term operating lease agreements and also leases certain equipment under capital leases. Rental expense amounted to $180,215, $95,089 and $39,872 for the years ended December 31, 1999, 1998 and 1997, respectively.

                                  Summus, Ltd.

3. LEASES (CONTINUED)

Minimum future lease payments at December 31, 1999 are as follows:

                                                           CAPITAL         OPERATING
                                                            LEASES          LEASES
                                                          --------        ----------
           2000                                           $177,499        $  232,937
           2001                                            167,240           231,796
           2002                                             29,214           238,678
           2003                                                 --           245,766
           2004                                                 --           253,067
           Thereafter                                           --           215,554
                                                          --------        ----------
           Total minimum lease payments                    373,953        $1,417,798
                                                                          ==========
           Less amounts representing interest              (25,148)
           Present value of minimum lease payments         348,805
           Less current portion                           (161,087)
                                                         ---------
                                                         $ 187,718
                                                         =========

4. INCOME TAXES

At December 31, 1999 and 1998, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $2,400,000 and $1,775,000, respectively, which begin to expire in 2009 for federal and 2013 for state purposes. The Company has recorded a valuation allowance of $950,000 which is equal to the entire deferred tax asset balance because the Company's financial condition, its lack of earnings, and possible limitations on the use of carryforwards give rise to uncertainty as to whether the deferred tax asset is realizable.

The Company made no income tax payments during the years ended December 31, 1999, 1998 and 1997.

                                  Summus, Ltd.

5. RELATED PARTY TRANSACTIONS

During 1999, the Company provided cash advances to High Speed Net Solutions, Inc. ("High Speed"), its equity investee. The balance outstanding related to these advances as of December 31, 1999 was $154,000.

During 1999 and 1998, the Company deferred a portion of the salary of an officer and significant shareholder of the Company in the amount of $91,050 and $96,382, respectively.

At December 31, 1998, the Company maintained a liability to Summus Technologies, Inc., an entity under common control, for approximately $1.7 million. During 1999, the Company merged with Summus Technologies, thus eliminating this intercompany balance (see Note 10).

6. NOTE PAYABLE

During 1999, the Company entered into an agreement with a shareholder to repurchase 71.428 shares of its common stock from that shareholder for an aggregate value of $268,373. Concurrently, the Company entered into a promissory note with the shareholder whereby Summus agreed to pay approximately $10,000 monthly over a 27-month period in exchange for these shares. During any period where the Company is in default of the note agreement, it shall bear interest at an annual rate of 18%. As of December 31, 1999, $178,915 remains outstanding on this note, and all payments are current.

During 1998, the Company maintained a $170,000 line of credit with a financial institution, which bore interest at an annual rate of prime plus 1% and had a maturity date of July 2, 1999. The line was collateralized by a security interest in substantially all of the Company's assets. As of December 31, 1998, $144,000 was outstanding on this line, which was subsequently repaid in 1999.

                                  Summus, Ltd.

7.  INVESTMENT IN EQUITY INVESTEE

During 1999, the Company acquired 1,500,000 restricted shares of High Speed Net Solutions, Inc. ("High Speed") common stock in connection with a Marketing and Licensing Agreement between the Companies. Subsequently, the Company acquired an additional restricted 9,542,360 shares from a significant shareholder of High Speed in exchange for the issuance of 132,888 shares of the Company's common stock. This resulted in the Company having a 51% ownership interest in High Speed. As of December 31, 1999, the Company's ownership percentage decreased to 44% since Summus sold a portion of the shares initially acquired. The Company is accounting for this investment using the equity method of accounting. The initial carrying amount was recorded at estimated fair value considering that the stock was not registered and thus was not freely tradable. The Company adjusts the carrying amount of its investment in High Speed for its share of High Speed's earnings or losses subsequent to the date of investment, and record such earnings or losses in income. Additionally, the Company is amortizing the excess of the cost of the investment over the amount of the underlying equity in net assets of High Speed at the time of the investment over a 5-year period. For the year ended December 31, 1999, the Company recognized approximately $2.7 million as its share of High Speed's 1999 net loss, as well as $1.6 million of amortization expense related to this investment. These amounts are included in other income (expense) on the statement of operations for the year ended December 31, 1999.

The condensed results of operations and financial position of High Speed at December 31, 1999 are summarized below:

   Total assets                               $   6,717,772
                                              ==============
   Total liabilities                          $   1,489,691
                                              ==============
   Total stockholders' equity                 $   5,228,081
                                              ==============
   Net loss                                   $ (10,197,376)
                                              ==============

                                  Summus, Ltd.

8.  DEFERRED ROYALTY REVENUE

In February 1999, the Company entered into a Marketing and Licensing Agreement ("MLA") with High Speed Net Solutions, Inc. ("High Speed"). As consideration for this agreement, the Company received prepaid royalty payments. The amount of prepaid royalties received consisted of cash payments of $2,250,000 and the receipt of 1,500,000 shares of High Speed common stock valued at $1,252,969, for total aggregate consideration of $3,502,969. The value assigned to the 1,500,000 common shares was based on the estimated fair value of High Speed's common stock on the date of the transaction. This deferred revenue amount is presented as a non-current liability in the accompanying balance sheet as of December 31, 1999.

In February 2000, the Company and High Speed entered into a Master Agreement, which includes a Software License Agreement ("SLA"), a Software Maintenance Agreement ("SMA") and an Agency and a Revenue Sharing Agreement ("RSA") (collectively with the Master License Agreement, the "New Agreements"). The New Agreements entirely replace the MLA entered in February 1999.

The SLA gives High Speed the right to license Summus' products for digital content management solutions for rich media distribution. Additionally, the SLA gives High Speed non-exclusive rights to distribute wavelet encoded content over the Internet or over private network environments for the purposes of advertising or content delivery. High Speed will be credited for the $1.0 million upfront license fee due under the SLA from the prepayments made under the MLA. The deferred royalty revenue will be recognized as royalty income on a systematic basis, over the term of the agreement. High Speed is also required to make ongoing payments equal to 10% of revenues generated from the use of Summus' products, as defined in the agreement. High Speed was granted a $1.0 million credit, from the prepayments made under the MLA, for such payments. High Speed has been granted other rights under the SLA which are defined in the agreement. The SLA has a term of six years.

                                  Summus, Ltd.

8. DEFERRED ROYALTY REVENUE (CONTINUED)

The RSA entitles High Speed to receive 20% of all revenues that Summus receives for rich media distribution from third party licenses of its products that operate as a service bureau. For all customers that High Speed refers to Summus for technology licensing, consulting or other product or services sales, High Speed will receive 15% of the first year revenue earned by Summus. The RSA also provides for revenue sharing with respect to one potential customer by either High Speed or Summus. Revenue earned from this customer in the first two years by either the Company or High Speed will be shared equally between both parties. Beginning in the third year, 40% of revenue earned by High Speed will be remitted to Summus decreasing to 20% in the final two years. Conversely, 40% of revenue earned by Summus in the third year and 20% of revenue earned by Summus in years four, five and six will be shared with High Speed.

9. PROFIT SHARING PLAN

The Company has established a 401(k) profit sharing plan for the benefit of employees who have a minimum of six months of service and have attained the age of 21 years. The Company's contribution to the Plan is discretionary and is not limited to profits. For the years ended December 31, 1999, 1998 and 1997, the Company contributed approximately $26,000, $21,000 and $21,000 to the Plan, respectively.

10. MERGER WITH SUMMUS TECHNOLOGIES, INC.

During 1998, shareholders of the Company formed Summus Technologies, Inc. ("Technologies"). Technologies was formed for the purpose of marketing Summus, Ltd.'s products. In August 1999, Summus Ltd., and Summus Technologies, Inc. merged, resulting in Summus Ltd. being the surviving entity.

The acquisition of Summus Technologies, Inc. has been accounted for in a manner similar to a pooling of interests since it was acquired from a company under common control. Approximately 999,500 shares of stock was issued to the shareholders of Summus Technologies, Inc. in exchange for the net assets of the company.

11. CHANGE IN PAR VALUE

In 1999, the Company's shareholders approved a change in the par value of the Company's common stock retroactively from $1 per share to $.0001 per share. Amounts in the financial statements have been restated to reflect this change.

                                  Summus, Ltd.

12. SUBSEQUENT EVENT

During 2000, the Company's investment in the restricted stock of High Speed Net Solutions has experienced a significant decline. As of September 28, 2000, the public market trading price of High Speed stock was $5-1/8 compared to $16 at December 31, 1999. As private sales of these restricted shares at a significant discount from the public market trading price have been the primary source of liquidity for the Company, this decline in market value and the resulting lack of market for private sales indicates that the Company's continuation as a going concern is dependent upon its ability to obtain adequate liquidity necessary to continue its operations and to satisfy its obligations. In this regard, management plans to raise additional capital in the near future; however, there can be no assurances that management will be successful in executing its plans.

On September 5, 2000, the Company entered into a letter of intent to merge with High Speed Net Solutions, Inc. in a stock for stock transaction.

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